Exhibit 23.3

4424 Transcontinental Drive
Suite C
Metairie, LA 70006
VOICE (504) 780-9091
FAX (877) 886-4455

RICHARD A. MELANCON, CPA	WEBSITE: www.ramcpa.con

December 4, 2009

Richard Clement
Pebble Asset Management LLC
3500 N Causeway Blvd.
Suite 160
Metairie, LA 70002

Dear Clement:

Per your request, we consent to the use of our name, Richard A Melancon, CPA, in the prospectus and disclosure document for Pebble US Market Fund, LLC (the Fund), expected to be filed this month. We confirm that we have been engaged to perform the compilation of the Fund’s financial statements for the period from inception through October 31, 2009. We understand that the Fund currently is being organized and, therefore, has no previous financial information

Sincerely,

/s/ Richard A. Melancon

Richard A. Melancon, CPA